Exhibit (d)(20)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

THOMPSON, SIEGEL & WALMSLEY LLC

THIS AMENDMENT is made as of May 1, 2014 to the Sub-Advisory Agreement dated December 15, 2013, as amended (the “Agreement”), between Transamerica Asset Management, Inc. (the “Investment Adviser”) and Thompson, Siegel & Walmsley LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Sub-Advisory Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Sub-Advisory Agreement dated December 15, 2013, is confirmed and remains in full force and effect.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer, Advisory Services

THOMPSON, SIEGEL & WALMSLEY, LLC

By:	/s/ Horace P. Whitworth
Name:	Horace P. Whitworth
Title:	Co-Chief Executive Officer

Schedule A

FUNDS	SUB-ADVISER COMPENSATION*
Transamerica Partners International Equity Portfolio**	0.30% of assets up to $1 billion; 0.28% over $1 billion up to $2 billion; and 0.265% over $2 billion.

Transamerica Partners Mid Value Portfolio***	0.275% of the first $750 million; 0.27% over $750 million up to $1.5 billion; 0.265% over $1.5 billion up to $2 billion; and 0.26% over $2 billion.

*	As a percentage of average daily net assets on an annual basis.
**	The calculation of the sub-advisory fees will be based on the combined average daily net assets of Transamerica International Equity and Transamerica TS&W International Equity VP.
***	The calculation of the sub-advisory fees will be based on the combined average daily net assets of Transamerica Mid-Cap Value and Transamerica Partners Mid Value Portfolio.